Exhibit (b)(1)

Execution Version

Thoma Bravo, L.P.

600 Montgomery Street, 20th Floor

San Francisco, CA 94111

March 10, 2021

Tahoe Bidco (Cayman), LLC

c/o Thoma Bravo, L.P.

600 Montgomery Street, 20th Floor

San Francisco, CA 94111

Re:	Equity Commitment

Ladies and Gentlemen:

This letter agreement (this “Agreement”) sets forth the commitment of Thoma Bravo Fund XIV Global, L.P., a Cayman Islands exempted limited partnership (the “Investor”), subject to the terms and conditions hereof, to purchase, or cause an assignee permitted by paragraph 3 of this Agreement to purchase, directly or indirectly, equity securities of Tahoe Bidco (Cayman), LLC, a Cayman Islands limited liability company (or, subject to the terms of this Agreement and the MoU, any permitted assignee, “Parent”), if, and only if, required pursuant to the terms hereto to fund certain obligations of Parent under the MoU (as defined below). It is contemplated that pursuant to the Memorandum of Understanding (as it may be amended, supplemented or modified from time to time, the “MoU”), dated as of the date hereof, by and between Parent and Talend S.A., a société anonyme organized under the laws of France (the “Company”), Parent and the Company shall pursue a series of transactions pursuant to which, among other transactions, Parent is seeking to acquire (through one or more of its Affiliates) at least 80% of the issued and outstanding Company Shares (the “Transactions”). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the MoU.

1.    Upon the terms and subject to the conditions set forth herein, the Investor hereby commits to (a) purchase, or cause an assignee or assignees permitted by paragraph 3 of this Agreement to purchase, directly or indirectly, at or immediately prior to the Closing, $2,474,000,000 of equity securities of Parent in the aggregate (such amount, the “Closing Payment Commitment”), solely for the purpose of allowing Parent to fund the amounts required to be paid by Parent pursuant to and in accordance with Article II of the MoU at the Offer Acceptance Time and to pay related fees and expenses of Parent (it being understood that such fees and expenses shall not include the Damages Commitment or any portion thereof, which are specifically and exclusively addressed in clause (b) below) or (b) pay, or cause an assignee permitted by paragraph 4 of this Agreement to pay, an aggregate amount in cash not to exceed $167,603,691 (the “Damages Commitment”) solely to satisfy the obligations of Parent to pay monetary damages to the Company in the event of, following the valid termination of the MoU, the issuance of a Final Order (as defined below) requiring Parent to pay damages to the Company subject to the limitations set forth in Section 9.5 of the MoU, in the amount specified in such Final Order (such amount provided in such Final Order, the “Monetary Damages Remedy”); provided that, in no event shall Parent be required to pay monetary damages in the aggregate in excess of the Damages Commitment, (the preceding clause (a) or (b), as the case may be, the “Commitment”). Subject to the conditions set forth in paragraph 2 below, the Investor will fund, or cause to be funded (i) the Closing Payment Commitment at or immediately prior to the Offer Acceptance Time or (ii) the amount of the Monetary Damages Remedy immediately prior to the time the Monetary Damages Remedy is paid to the Company, and in each case Parent shall (and the Investor shall cause Parent to) (1) accept the cash proceeds received in respect of the Closing Payment Commitment or the Monetary Damages Remedy, as applicable, (2) use such cash proceeds solely for the purpose of paying the Closing Payment Commitment or the Monetary Damages Remedy to the Company, as

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applicable, and (3) issue to the Investor the equity of Parent or an affiliated parent entity of Parent substantially simultaneously with such funding. Notwithstanding anything else to the contrary in this Agreement, the cumulative liability of the Investor (x) under clause (a) of this paragraph and this Agreement shall not exceed the Closing Payment Commitment, (y) under clause (b) of this paragraph shall not exceed the Damages Commitment and (z) in the aggregate shall not exceed the amount of the Closing Payment Commitment (it being agreed and understood, however, that in no event shall the Investor have liability under both clause (a) and clause (b) of this paragraph 1; provided that, the foregoing shall not prevent the Company from seeking both remedies simultaneously). The obligations of the Investor to fund any portion of the Closing Payment Commitment or Damages Commitment, as applicable, may be reduced by the Investor on a dollar-for-dollar basis (A) for the cash amount of equity financing proceeds actually received, directly or indirectly, from co-investors (including Affiliates of the Investor) in exchange for equity securities of Parent, but only to the extent that such proceeds are available and used by Parent to fund the Closing Payment Commitment or the Monetary Damages Remedy, as applicable, and (B) with respect to the Closing Payment Commitment, solely to the extent that Parent does not require such amount to fund the Closing Payment Commitment; provided that, in the case of the foregoing clause (B), that any such reduction shall occur solely in connection with the Offer Acceptance Time and the simultaneous payment of all amounts required to be paid by Parent at the Closing pursuant to Article I of the MoU. “Final Order” means a final, binding and non-appealable order of a court of competent jurisdiction in accordance with Section 10.14 of the MoU.

2.    The Investor’s obligations under this Agreement, including the obligation of the Investor to fund the Commitment, are subject to (a) the execution and delivery of the MoU, and (b) solely with respect to the Closing Payment Commitment, the satisfaction or (if permissible) written waiver by the parties, as applicable, of each of the conditions to the parties’ obligations to consummate the transactions contemplated by the MoU set forth in Article VII thereof (other than any conditions that by their nature are to be satisfied at the Closing, but subject to the prior or substantially concurrent satisfaction of such conditions), and the substantially concurrent consummation of the transactions contemplated by the MoU to be consummated at the Offer Acceptance Time in accordance with the terms of the MoU and (c) in the case of a Damages Commitment, the termination of MoU by the Company and a Final Order having been issued requiring Parent to pay the Monetary Damages Remedy to the Company. For the avoidance of doubt, the obligations of Parent under the MoU shall be determined in accordance with the terms thereof, and nothing in this Agreement shall amend, modify, or waive any of the terms of the MoU or any defenses that Parent may have to any assertion of liability or obligation against it under the MoU.

3.    This Agreement and the obligation of the Investor to fund the Commitment, or cause the Commitment to be funded, shall automatically and immediately terminate upon the earliest to occur of (a) the Offer Acceptance Time (at which time the obligation shall be discharged), and (b) the valid termination of the MoU in accordance with its terms; provided that, in the event the MoU is validly terminated pursuant to Section 8.4(a) thereof, this Agreement (solely and exclusively with respect to the obligations of Investor to fund all or a portion of the Damages Commitment) shall terminate 180 days after such termination unless the Company has delivered a written notice with respect to the payment of all or a portion of the Damages Commitment prior to such 180th day; provided, further that if the MoU has been so terminated and such notice has been provided, the Investor shall have no further liability or obligation under this Agreement from and after the earliest of (i) the Offer Acceptance Time, (ii) a Final Order determining that the Investor does not owe any amount under this Agreement, (iii) payment to the Company of an aggregate amount equal to Damages Commitment in circumstances in which a Monetary Damages Remedy is owed in accordance with the MoU, and (iv) a written agreement among the Investor and the Company terminating the obligations and liabilities of the Investor pursuant to this Agreement. In the event that the Company, any of its Subsidiaries, or any of their respective officers or directors institutes any suit, Action or other proceeding or makes any claim (A) asserting that the provisions of this Agreement are illegal, invalid or unenforceable in whole or in part or that the Investor is liable in excess of or to a greater

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extent than the Closing Payment Commitment (or, with respect to all Monetary Damages Remedies, the Damages Commitment), (B) arising under this Agreement, the MoU or the transactions contemplated hereby or thereby, other than (1) claims by the Company against Parent under and in accordance with the MoU, (2) claims against Parent or any Affiliate of Parent that becomes a party to the Merger Documentation or the Demerger Documentation, under and in accordance with the Merger Documentation or the Demerger Documentation, as applicable, (3) claims by the Company against Thoma Bravo, L.P. under and in accordance with the Confidentiality Agreement, or (4) to the extent, but only to the extent, the Company is seeking to enforce this Agreement, subject to all of the terms, conditions and limitations herein, claims by the Company against Parent seeking to cause Parent to enforce or, if applicable, comply with, this Agreement (each of the claims in clauses (1) and (4), a “Retained Claim”) or (C) in respect of a Retained Claim in any court other than a court of competent jurisdiction in accordance with paragraph 11(b) (in each case, to the extent such suit, Action, other legal proceeding or claim meets the terms of (A), (B), or (C), a “Waiving Action”), then the Investor shall provide written notice to the Company that it believes that such suit, Action, other legal proceeding or claim is a Waiving Action. Thereafter, if such suit, action, other legal proceeding or claims is not withdrawn within 10 business days of the Company’s receipt of Investor’s written notice, then all of the obligations of the Investor under this Agreement shall terminate ab initio and be null and void, (y) if Parent has paid or caused to be paid all or any portion of the Damages Commitment, Parent and the Investor shall be entitled to recover such payments from the Company and (z) none of the Investor nor any Investor Affiliate shall have any liability to any of the Company Related Parties under this Agreement or the transactions contemplated hereby. Paragraphs 3, 5, 6, 7, 8 and 11 shall remain in full force and effect, notwithstanding any termination of this Agreement.

4.    The Commitment set forth herein shall not be assignable by Parent without the Investor’s and the Company’s prior written consent, and the granting of such consent in a given instance shall be solely in the discretion of each of the Investor and Company and, if granted, shall not constitute a waiver of this requirement as to any subsequent assignment (it being understood that no such consent of the Investor shall be necessary in connection with any assignment contemplated by Section 10.3 of the MoU). The rights of the Company hereunder shall not be assignable by the Company without the Investor’s and Parent’s prior written consent, and the granting of such consent in a given instance shall be solely in the discretion of the Investor and Parent and, if granted, shall not constitute a waiver of this requirement as to any subsequent assignment. The obligations of the Investor hereunder shall not be assignable by the Investor without Parent’s and the Company’s prior written consent, and the granting of such consent in a given instance shall be solely in the discretion of each of Parent and the Company and, if granted, shall not constitute a waiver of this requirement as to any subsequent assignment; provided that, Investor may, without any consent required, assign one or more portions of its Commitment to any of its Affiliates and/or to any fund or investment vehicle controlled, directly or indirectly, by the Investor or its Affiliates; provided, further that no such assignment by the Investor shall relieve the Investor of any of its obligations hereunder. Any transfer or assignment in violation of the preceding three sentences shall be null and void. This Agreement and the MoU set forth the entire agreement of the parties with respect to the subject matter hereof and supersede all prior arrangements and understandings with respect thereto.

5.    Other than as required by applicable Law or the rules of any national securities exchange (including as and to the extent required in connection with any SEC filing relating to the Transactions) or in connection with the enforcement of, or any Action related to or arising in connection with, this Agreement or the MoU, each of the parties agree that it will not, nor will it permit its representatives, advisors or Affiliates to, disclose to any Person the contents of this Agreement, other than to (a) their respective Affiliates, limited partners, general partners, members, managers, directors, officers, employees, agents and advisors (collectively, “Representatives”) and (b) the Company and its Representatives; provided, that each of the foregoing is instructed to maintain the confidentiality of this Agreement subject to the terms set forth herein. Without limiting the foregoing, the Company, the Investor, and their respective Affiliates and Representatives shall have the right to make such disclosures as are required by any Relevant

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Authority having jurisdiction over the Company, the Investor, and their respective Affiliates or Representatives; provided that, except to the extent not reasonably practicable or as may be prohibited by applicable Law, such disclosing party shall provide a copy of any such disclosure to the other parties hereto, with a reasonable opportunity promptly to review and provide written comment on any such disclosure in advance, and the disclosing party shall consider such written comments in good faith.

6.    Each of the Investor Affiliates (as defined below) is an express third party beneficiary of paragraphs 3, 5, 6, 7, 8, 10, 11, 12 and 13 of this Agreement. Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith, each party hereto, by its acceptance of the benefits hereof, covenants, agrees and acknowledges that no Person other than Parent and the Investor and their respective successors and permitted assigns has obligations hereunder and that, notwithstanding that the Investor is a limited partnership, no Person has any remedy, recourse or right of recovery hereunder against, or contribution from, any Investor Affiliate, through the Investor, Parent or otherwise, whether by or through attempted piercing of the corporate (or limited liability company or partnership) veil or similar action, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable laws, by or through a claim by or on behalf of the Investor or Parent against the Investor or any Investor Affiliate, or otherwise. For purposes of this Agreement, the term “Investor Affiliate” means any former, current or future general or limited partners, stockholders, holders of any equity, partnership or limited liability company interest, officers, members, managers, directors, employees, agents, controlling persons, assignees or Affiliates of the Investor or the foregoing (it being understood that the term Investor Affiliate shall not include the Investor or Parent, or any subsidiary or assignee of Parent). For the avoidance of doubt, neither the Investor nor any Investor Affiliate (other than Parent) is a party to, or has any obligations under, the MoU.

7.    Except as otherwise set forth in paragraph 6 or this paragraph 7, this Agreement is solely for the benefit of Parent and is not intended to, nor does it, confer any benefits on, or create any rights or remedies in favor of, any person other than Parent. Except for the limited ability of the Company to specifically enforce this Agreement as set forth in this paragraph 7, this Agreement may only be enforced by Parent at the direction of its equityholders in a manner agreed by its equityholders. In no event shall any of Parent’s creditors have any right to enforce this Agreement or to cause Parent to enforce this Agreement. Notwithstanding the foregoing, the Company is a limited third-party beneficiary of this Agreement with respect to the representations and warranties contained in Section 11 and with respect to enforcing Parent’s obligations under this Agreement and enforcing Parent’s right to cause the Commitment under this Agreement by the Investor to be funded to Parent if, and only if, (a) solely with respect to the Closing Payment Commitment (i) all Offer Conditions set forth in Article VII of the MoU, have been satisfied or waived (other than any conditions that by their nature are to be satisfied at the Offer Acceptance Time, but subject to the prior or substantially concurrent satisfaction or waiver of such conditions), (ii) Parent fails to consummate the transactions required to be consummated at the Offer Acceptance Time by the date on which the Offer Acceptance Time would otherwise be required to have occurred pursuant to Section 3.2.2 of the MoU and (iii) the Company is entitled to specific performance to cause Parent to consummate the Offer pursuant to Section 10.16 of the MoU, and (b) solely with respect to the Damages Commitment, pursuant to a Final Order.

8.    Each party hereto acknowledges and agrees that (a) this Agreement is not intended to, and does not, create any agency, partnership, fiduciary or joint venture relationship between or among any of the parties hereto and neither this Agreement nor any other document or agreement entered into by any party hereto relating to the subject matter hereof shall be construed to suggest otherwise and (b) the obligations of the Investor under this Agreement are solely contractual and not fiduciary in nature.

9.    The Investor hereby represents and warrants to Parent and the Company with respect to itself that (a) it has all limited partnership power and authority to execute, deliver and perform this

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Agreement; (b) the execution, delivery and performance of this Agreement by the Investor (i) has been duly and validly authorized and approved by all necessary limited partnership action by the Investor, and (ii) shall not result in any material respect (x) in a breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, any Law applicable to the Investor or its assets or (y) in a breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in termination of, or accelerate the performance required by, any of the terms, conditions or provisions of (A) any contractual obligation to which the Investor is a party or otherwise bound or (B) the Investor’s Organizational Documents; (c) this Agreement has been duly and validly executed and delivered by it and, assuming due and valid authorization, execution and delivery by the other parties hereto, constitutes a valid and legally binding obligation of it, enforceable against it in accordance with the terms of this Agreement except as such enforceability may be limited under applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws from time to time in effect affecting the enforcement of creditors’ rights generally, or by general principles of equity; (d) it has and will have for so long as this Agreement shall remain in effect uncalled capital commitments or otherwise will have available funds sufficient to fund the amount of its Commitment when and as required hereunder; and (e) except for such consents, approvals, authorizations, permits of, filings with and notifications to, Relevant Authorities contemplated by the MoU to be obtained or made after the date hereof, all consents, approvals, authorizations, permits of, filings with and notifications to, any Relevant Authority necessary for the due execution, delivery and performance of this Agreement by the Investor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Relevant Authority is required in connection with the execution, delivery or performance of this Agreement.

10.    This Agreement may not be amended or otherwise modified without the prior written consent of Parent, the Investor and the Company.

11.

(a)

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement, the transactions contemplated hereby or the negotiation, validity or performance of this Agreement (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereto hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9.12 shall be deemed effective service of process on such party.

(b)	EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE

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TRANSACTIONS CONTEMPLATED HEREBY OR THE NEGOTIATION, VALIDITY OR PERFORMANCE OF THIS AGREEMENT.

12.    This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

13.    This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

* * * * * * *

If this Agreement is agreeable to you, please so indicate by signing in the space indicated below.

Very truly yours,

THOMA BRAVO FUND XIV GLOBAL, L.P.

By:	Thoma Bravo Partners XIV Global, L.P.
Its:	General Partner

By:	Thoma Bravo XIV Global UGP, LLC
Its:	General Partner

By:	Thoma Bravo Global, LLC
Its:	Managing Member

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Managing Partner

Accepted and agreed as of the date first written above:

TAHOE BIDCO (CAYMAN), LLC

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Authorised Signatory

Signature Page to Equity Commitment Letter